SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For February, 2026
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO – SABESP

PUBLICLY-HELD COMPANY

CNPJ 43.776.517/0001-80

NIRE No. 35.3000.1683-1

MATERIAL FACT

Companhia de Saneamento Básico do Estado de São Paulo – Sabesp ("Company") in compliance with the provisions of the Resolution of the Brazilian Securities and Exchange Commission ("CVM") No. 44, of August 23, 2021, as amended, and in continuity with the Material Facts disclosed on October 5, 2025, January 20, 2026 and January 21, 2026, informs its shareholders and the market in general that it has carried out, before the CVM, by virtue of the direct sale of control of Empresa Metropolitana de Águas e Energia S.A. – EMAE ("EMAE") to the Company, the filing of request for registration of a public tender offer to acquire up to all common shares issued by EMAE, except for those held, directly and indirectly, by the Company and for those eventually held in treasury, that is, up to 3,695,800 (three million, six hundred and nine and five thousand and eight hundred) common shares of EMAE on this date, which represent 10.0% of its total capital stock or 25.13% of its voting capital stock, pursuant to the provisions of article 254-A of Law No. 6,404, of December 15, 1976, as amended, as well as articles 45 and 46 of CVM Resolution No. 215 of October 10, 2024, as amended ("Tender Offer Shares" and "Tender Offer", respectively).

Subject to the terms and conditions to be set forth in the "Tender Offer Notice for the Acquisition of Common Shares by Sale of Control of EMAE – Empresa Metropolitana de Águas e Energia S.A.", the price per Tender Offer Share will be R$49.46 (forty-nine reais and forty-six cents) ("Price per Share"), corresponding to 80% (eighty percent) of the amount paid per share issued by EMAE, which was R$61.83[1] (sixty-one reais and eighty-three cents), either by the 11,009,550 (eleven million, nine thousand, five hundred and fifty) common shares, or for the 29,950 (twenty nine thousand, nine hundred and fifty) preferred shares that were also acquired within the scope of the transaction, totaling R$682,643,113.65 (six hundred and eighty-two million, six hundred and forty-three thousand, one hundred and thirteen reais and sixty-five cents). The Price per Share will be updated by the SELIC Rate - variation of the weighted and adjusted average rate of financing operations for one day, backed by federal government securities, conducted in the Special Settlement and Custody System - since January 21, 2026, the date of closing of the transaction that resulted in the acquisition of the Company's controlling interest in EMAE, until the date of settlement of the Tender Offer.

The Company will keep its shareholders and the market informed of any relevant updates related to the subject matter of this Material Fact.

São Paulo, February 2, 2026

DANIEL SZLAK

Chief Financial and Investor Relations Officer

[1] Updated value considering that in the Material Fact disclosed on January 21, 2026, the calculation of the value per share considered only the common shares issued by EMAE acquired by SABESP, and the total price of the transaction also includes the 29,950 preferred shares issued by EMAE acquired.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: February 2, 2026

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Daniel Szlak
Name: Daniel Szlak Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.